ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

04046745

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248

November 4, 2004

VIA: COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since May, 2004 (date of most recent submission) pursuant to the laws of Canada:		
a. news releases	immediately	Issuer
i. October 13, 2004		
ii. October 26, 2004		
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. N/A		
3. Materials which the Issuer has distributed or is required to distribute to its security holders:		
a. N/A		

Dlw 12/20

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

Michael Kennedy

MK/jgs
Enclosures

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BioMS Medical Announces Warrant Extension and Re-pricing

Edmonton, Alberta, October 13, 2004- BioMS Medical Corp (TSX: MS) announces that effective on Thursday, October 21, 2004, the term of share purchase warrants (the "Warrants") issued by BioMS, entitling the holders thereof to purchase up to 1,815,000 Class A common shares at a price of $4.00 per share on or before October 22, 2004, has been extended from October 22, 2004 to October 22, 2005.

BioMS has received undertakings from insiders of BioMS who hold a total of 9,400 Warrants that they will not exercise the Warrants unless and until approval of disinterested shareholders of BioMS is obtained in accordance with the policies of the Toronto Stock Exchange.

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS Medical trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
wrgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

FOR IMMEDIATE RELEASE **TSX: MS**

BioMS Medical Provides Multiple Sclerosis Trial Update

- Dr. Mark Freedman announced as Lead Investigator -

Edmonton, Alberta, October 26, 2004 – BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), is pleased to announce Dr. Mark Freedman, Professor of Neurology at the University of Ottawa and Director of the Multiple Sclerosis Research Clinic at the Ottawa Hospital, as lead investigator for the Company's pivotal Phase II/III clinical trial of its lead drug MBP8298.

"I am pleased to play a key role in one of the only later-stage clinical trials assessing new therapies for secondary progressive multiple sclerosis, a form of the disease for which there are few approved therapies," said Dr. Freedman. "This trial will assess the impact of this drug on disease progression and further our understanding of its underlying immunology."

Dr. Freedman, B.Sc. M.Sc. M.D. CSPQ FAAN FRCPC, earned his medical degree at the University of Toronto, and performed post graduate training at the University of Toronto, Queen Square (London, UK), McGill and the Weizmann Institute of Science (Israel). He has published more than 100 papers, book chapters and reviews on MS. Dr. Freedman is also a Fellow of the American Academy of Neurology, serves on the medical advisory committee for the MS Society of Canada and is a member of the clinical trial group for the National MS Society (USA). As Director of the Multiple Sclerosis Research Clinic at the Ottawa Hospital, he operates a large and successful MS research unit with approximately 3000 patients.

"The interest in our trial amongst other leading MS clinicians in Canada has been very positive, and enrollment of patients is targeted to commence soon at a number of sites," said Kevin Giese, President of BioMS Medical. "Dr. Freedman's leadership role in our trial is supported by his past 20 years of experience in the clinical development of the current major MS therapies."

The trial, approved by Health Canada on June 8, 2004, will enroll up to 553 patients and is designed to evaluate the efficacy and safety of MBP8298 in patients with secondary progressive MS. The Company also intends to seek regulatory approval for the trial outside of Canada to enroll patients on an international basis.

About BioMS Medical Corp.

BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials and has recently been approved to enter into a pivotal Phase II/III clinical trial. In addition, the Company has a platform technology, HYC750, involving a method for the potential mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects, as well as an interest in BioCyDex, a private company developing platform drug and gene delivery and imaging technology.

BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.